

08026323

AB
3/3

JNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark St., Suite 3550
(No. and Street)

Chicago, IL 60602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROXANNA DAVIS 312-780-7222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower-Suite 2600, 455 N. City Front Plaza Dr., Chicago, IL 60611
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Steven Dresner, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
SANDRA ROMERO
Notary Public - State of Illinois
My Commission Expires Jul 09, 2011

Signature

President
Dresner Investment Services, Inc.

Title

Subscribed and sworn
to me before this
25 day of 2008

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in shareholder's equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2007 AND 2006

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS



Ostrow Reisin Berk & Abrams, Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Dresner Investment Services, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 22, 2008

DRESNER INVESTMENT SERVICES, INC.

BALANCE SHEET

December 31,		2007		2006
ASSETS				
Current assets:				
Cash	$	**47,191**	$	865,459
Trade receivables, less allowance for doubtful accounts of $642,743 in 2007 and $618,630 in 2006		**320,137**		372,499
Due from affiliate (Note 8)		**18,541**		3,200,000
Prepaid expenses		**10,210**		14,307
Total current assets		**396,079**		4,452,265
Investments, at cost		**28,464**		28,364
Investments, at fair value (Note 9)		**54,439**		17,450
Computer equipment, net of accumulated depreciation		**1,885**		2,513
Total assets	$	**480,867**	$	4,500,592
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current liabilities:				
Accrued expenses	$	**44,798**	$	50,205
Due to affiliate		**18,541**		1,789,692
State income taxes payable				55,338
Total current liabilities		**63,339**		1,895,235
Shareholder's equity:				
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares		**7,615**		7,615
Paid-in capital		**25,000**		
Retained earnings		**347,924**		2,597,742
Accumulated other comprehensive income:				
Net unrealized gain on available-for-sale securities (Note 9)		**36,989**		
Total shareholder's equity		**417,528**		2,605,357
Total liabilities and shareholder's equity	$	**480,867**	$	4,500,592

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Years ended December 31,	2007	2006
Revenue, fee income (Note 3)	**$ 4,224,053**	$ 8,531,887
Management fees (Note 8)	**721,242**	
Total revenues	**4,945,295**	8,531,887
Operating expenses:		
Support services	**1,264,815**	1,283,216
Bad debts, net of recoveries	**24,113**	230,070
Wages and benefits	**3,932,898**	4,436,317
Total operating expenses	**5,221,826**	5,949,603
Operating income (loss)	**(276,531)**	2,582,284
Financial income (expense):		
Interest income	**42,369**	34,784
Interest expense	**(24,219)**	(4,995)
Total financial income, net	**18,150**	29,789
Income (loss) before income tax expense (credit)	**(258,381)**	2,612,073
State income tax expense (credit)	**(8,563)**	55,338
Net income (loss)	**$ (249,818)**	$ 2,556,735

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Net unrealized gain on available-for-sale securities	Total shareholder's equity
Balance, December 31, 2005	$ 7,615		$ 495,007		$ 502,622
Net income			2,556,735		2,556,735
Distributions paid			(454,000)		(454,000)
Balance, December 31, 2006	**7,615**		**2,597,742**		**2,605,357**
Net loss			**(249,818)**		**(249,818)**
Comprehensive income:					
Net increase in unrealized gain on available-for-sale securities				**$ 36,989**	**36,989**
Capital contributions		**$ 25,000**			**25,000**
Distributions paid			**(2,000,000)**		**(2,000,000)**
Balance, December 31, 2007	**$ 7,615**	**$ 25,000**	**$ 347,924**	**$ 36,989**	**$ 417,528**

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Years ended December 31,	2007	2006
Operating activities:		
Net income (loss)	$ (249,818)	$ 2,556,735
Adjustments to reconcile above to cash provided by operating activities:		
Depreciation	628	628
(Increase) decrease in operating assets:		
Trade receivables	52,362	90,350
Due from affiliate	3,181,459	(3,200,000)
Prepaid expenses	4,097	17,903
Increase (decrease) in operating liabilities:		
Accrued expenses	(5,407)	28,941
Due to affiliate	(1,771,151)	1,685,853
State income taxes payable	(55,338)	55,338
Cash provided by operating activities	1,156,832	1,235,748
Investing activities:		
Purchase of computer		(3,141)
Purchase of investments	(100)	
Cash used in investing activities	(100)	(3,141)
Financing activities:		
Stockholder contribution to paid-in capital	25,000	
Distributions paid	(2,000,000)	(454,000)
Cash used in financing activities	(1,975,000)	(454,000)
Increase (decrease) in cash	(818,268)	778,607
Cash, beginning of year	865,459	86,852
Cash, end of year	$ 47,191	$ 865,459

See notes to financial statements.

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of four other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 8)

2. Summary of significant accounting policies

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance for trade receivables were as follows:

Years ended December 31,	2007	2006
Balance, beginning of year	$ 618,630	$ 396,424
Provision for losses	24,113	299,350
Charge-offs		(7,864)
Recoveries		(69,280)
Balance, end of year	$ 642,743	$ 618,630

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Investments:

Investments are reported at market value and include equity security with readily determinable market values. Investments also include a non-controlling investment in a closely-held corporation, which is reported at cost. Investment gains (losses) and income are reported in the statement of operations.

Property and equipment and related depreciation and amortization:

Property and equipment are stated at cost. Provisions for depreciation and amortization of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on their income, if any. Instead, the shareholders of the Company are liable for the federal income taxes on their respective shares of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Gross revenue includes all amounts billed to clients during the year and net recoveries on previously disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

4. Credit risk

The Company maintains its cash in bank accounts at a Chicagoland area bank. Such accounts, at times, may exceed federally insured limits. The Company has an uninsured balance approximating $665,000 at December 31, 2006. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

5. Major customers

Two customers accounted for approximately 54% of the Company's sales for the year ended December 31, 2007 and four customers accounted for approximately 68% of the Company's sales for the year ended December 31, 2006.

6. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the company was $328,959 and $250,253 for the years ended December 31, 2007 and 2006, respectively.

7. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with three of the entities described in Note 1. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires August 2011 and subleases a portion of its unused office space to an unrelated party. The sublease expired in September 2006 and was extended on a month-to-month basis until July 2007, when it was terminated. For the years ended December 31, 2007 and 2006, rent expense, net of sub-lease revenue, for its operating lease was $112,453 and $121,524, respectively.

The total remaining annual minimum rental payments, not including sublease revenue, tenant's proportional share of operating costs and real estate taxes and reimbursement from other entities sharing occupancy, are as follows:

Year ending December 31:	Amount
2008	$ 123,745
2009	127,393
2010	131,042
2011	77,683
Total	$ 459,863

8. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company reimbursed DCR for substantially all of the expenses charged in 2007 and 2006.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

During 2006, funds were transferred to Dresner Partners II, LLC for the purpose of pooling investment resources in high yielding investments. Also, the Company shares employee resources with Dresner Corporate Services, Inc. (DCS) and Dresner Securities, Inc. (DSI) and bills the related party for each company's share of corresponding employee costs.

At December 31, 2007 and 2006 the following amounts were due from (to) the above related companies.

December 31,	2007	2006
Dresner Capital Resources, Inc.	**$ 12,253**	$ (1,693,212)
Dresner Corporate Services, Inc.	**(18,541)**	(10,680)
Dresner Securities, Inc.	**6,288**	(85,800)
Dresner Partners II, LLC		3,200,000
Total	**$ -**	$ 1,410,308

9. Available-for-sale securities

The following is a summary of available-for-sale securities as of December 31, 2007:

	Cost	Gross unrealized gain	Fair value
Equity securities	$ 17,450	$ 36,989	$ 54,439

10. Reclassifications

Certain reclassifications have been made to the prior year balance sheet to conform to the current year presentation.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2007	
Total shareholder's equity	$ 417,528
Deductions and/or charges:	
Nonallowable assets:	
Investments	28,464
Due from affiliate	18,541
Other assets	332,232
Adjusted net capital	38,291
Minimum net capital requirement	5,000
Excess net capital	$ 33,291
Reconciliation with Company's computation of minimum capital requirements:	
Net capital, as reported in the Company's X-17A-5	$ 19,843
Allowable assets not reported on original focus report:	
Investments, fair value	36,989
Nonallowable assets not reported on original focus report:	
Due from affiliate	(18,541)
Adjusted net capital per above	$ 38,291



Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Dresner Investment Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk + Abrams, Ltd.

Chicago, Illinois
February 22, 2008